Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 4 DATED FEBRUARY 25, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 9, 2024

This document (“Supplement No. 4”) supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated August 9, 2024, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Share Price

Effective as of the date of this Supplement No. 4, the purchase price per share of our common stock in this Offering is now $116.42/share.

Determination of the Offering Price

This share price reflects the Company’s net asset value (“NAV”) as of December 31, 2024, as determined under the Company’s new Valuation Policy (discussed below). All current stockholders’ total stock value now equals the number of shares owned multiplied by this updated share price.

The table below outlines various steps and figures associated with our Board-approved valuation of $116.42/share.

The components of the Net Asset Value calculation as of December 31, 2024 are detailed in the following table.

Investments in Farmland (1)	$136,806,694
Investments in Farmland Mortgages (2)	26,617,780
Cash	395,637
Receivables and accrued	2,575,184
Other	487,683
Total Assets	166,882,978

Accounts Payable and Accrued Expenses	1,750,159
Lines of Credit	9,951,860
Notes Payable, Unsecured (3)	25,388,893
Mortgages Payable (4)	6,540,006
Total Liabilities	43,630,918

Equity Value	$123,252,060

Shares Outstanding	1,056,762.59
Fully Diluted Shares Outstanding (5)	1,058,718.15

NAV Per Share (Diluted)	$116.42

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Notes:

(1)	Includes an appraised value of $126,811,848, $6,104,649 of organic premium, and $3,890,197 of new acquisitions after June 30, 2024.
(2)	Book basis net of allowances for loan losses and reflects market value. Includes Lines of Credit.
(3)	Fair value of notes payable using a 7.02% market interest rate and existing terms on outstanding notes payable. Outstanding interest rates on notes payable range from 1% to 4%.
(4)	Fair value of mortgages payable based on a current 6.7% variable rate relative to existing variable rates ranging from 6.75% to 6.85%.
(5)	Diluted share count reflects the effects of option dilution on the value per share calculation.

Important Note Regarding this Determination of Share Price

Please note that our Board of Directors has determined the share price on the basis of our Valuation Policy dated January 22, 2025. This price, while based on management’s best estimate of our NAV, may not bear any relationship to what our assets or shares would sell for in an open market or in the event of a liquidation. There is generally no public market for our shares. Because the share price is not based upon any public market valuation, the price may be different than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers.

We update our share price twice per year, typically in the fall and the spring. It is our belief that this will allow current stockholders to maintain a more precise valuation of their holdings and will allow us to ensure that our offering, stock redemptions, and dividend reinvestment terms are all more accurate and up to date.

Our Use of this Share Valuation

The recently approved share price is also used for our DRIP and to determine the repurchase price of shares under our Stock Redemption Program, at such time that the Company offers to redeem shares under that program.

Iroquois Valley’s Valuation Policy

After careful consideration, consultation with expert advisors, and review of NAV calculation at similar organizations, the Company’s board of directors (the “Board”) adopted a Valuation Policy dated January 22, 2025 that contains an updated, comprehensive approach to be used to calculate our NAV, and in turn the value of our common stock. These guidelines are designed to produce a fair and accurate estimate of the share price that would be received in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about the farmland portfolio.

While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires the Board to calculate NAV in a certain way. In addition, NAV is not a measure used under GAAP and the valuations of, and certain adjustments made to, our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure. There is no public market for our shares that would suggest a market price.

Valuing our Owned Farmland: Iroquois Valley calculates the fair value of our real estate properties semi-annually based in part on values provided by third-party independent appraisers. Because these fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value.

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We intend to have each property valued by an independent, third-party appraiser via a full appraisal at least once every three years, or on a more frequent basis for larger properties representing greater than 5% of portfolio value. Interim Values are generally determined by either: (i) an internal “desktop appraisal” or (ii) an inter-period valuation performed by an independent, third-party appraiser. Various methodologies used, both by the appraisers and in our internal valuations, to determine the fair value of our real estate, may include the sales comparison, income capitalization (or a discounted cash flow analysis), and cost approaches of valuation. In performing their analyses, the appraisers typically (i) conducted site visits to the properties (where full appraisals were performed), (ii) discussed each property with our team and reviewed property-level information, including, but not limited to, property operating data, prior appraisals (as available), existing lease agreements, farm acreage, location, access to water and water rights, potential for future development, and other property-level information, and (iii) reviewed information from a variety of sources about regional market conditions applicable to each of our properties, including, but not limited to, recent sale prices of comparable farmland, market rents for similar farmland, estimated marketing and exposure time, market capitalization rates, and the current economic environment, among others.

In performing our internal valuations, we will consider the most recent appraisal available and use similar methodologies in determining fair value. We will also obtain updated market data related to the property, such as soil productivity index levels, organic certification status, tenure of organic certification, total acreage, and proximity to other organic farms. Sources of this data may come from market inputs from recent acquisitions of our own portfolio of real estate, recent appraisals of properties we own that are similar in nature and in the same region (as applicable) as the property being valued, market conditions and trends we observe in our due diligence process, and conversations with appraisers, brokers, and farmers.  Generally, farmland that has high or higher soil productivity index levels sells at a premium to lower rated farmland.  Organic status as well as the tenure of organic certification (longer tenure warrants a higher premium) and proximity to other organic farmland are additional factors that warrant a premium due to the higher expected rental rates and net operating income that can be achieved relative to other comparable properties.

Valuing our Liabilities: We also include the fair value of our liabilities as part of our NAV calculation. Thanks in large part to the impact of our work, Iroquois Valley has historically been successful in attracting significant capital at below-market rates, an important benefit for our company. All liabilities will be valued using widely accepted methodologies specific to each type of liability.

In determining the fair value of liabilities, primarily our unsecured promissory notes (“impact investment notes”) and mortgages on underlying farmland, we will factor in prevailing market data like instrument tenor, coupon payments, and current interest rates in determining the fair value of our liabilities.

Additional Specific Guidelines:

•	For farmland acquired within 12 months prior to the date of valuation, the purchase price of the property is generally used as the current fair value unless overriding factors apply as determined by the Board.
•	For farmland acquired more than 12 months prior to the date of valuation, we determine the fair value either by relying on estimates provided by independent, third-party appraisers or through an internal valuation process (the interim value). In addition, if significant capital improvements take place on a property, we typically have those properties reappraised upon completion of the project by an independent, third-party appraiser. In any case, Iroquois Valley strives for consistency in the use of independent third party appraisers by using the same appraisal company or appraiser, whenever possible, to ensure the methodology and process is applied consistently both across the portfolio and over time. Notwithstanding this guideline, management regularly reviews appraisal company performance and rates, and has authority to change appraisal companies if appropriate.
•	If independent third-party appraisers do not factor in soil productivity or organic certification and tenure, we make adjustments to those independent appraised values to accurately reflect the premium added to the value of the certified organic farmland.

Review of and Changes to the Valuation Policy:

With no active public market for our shares, the Board currently is responsible for the determination of our NAV and thus, the share value. This Valuation Policy is periodically reviewed by our Board, in close consultation with management, advisors, accountants, and financial professional teams, in order to ensure alignment with best practices. From time to time, our Board may adopt changes to this Valuation Policy if it (i) determines that such changes are likely to result in a more accurate determination of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination, or (ii) otherwise reasonably believes a change is warranted for a more accurate determination of NAV. The Board, from time-to-time, may request an independent review of our Valuation Policy and guidelines or seek input from outside valuation advisers.

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